Exhibit 12.1

BJ Services Company

Ratio of Earnings to Fixed Charges

(In Thousands)

	Year Ended September 30,
	2004	2005	2006	2007	2008
COMPUTATION OF EARNINGS:
Add:
Income from continuing operations before income taxes and fixed charges	$520,737	$653,347	$1,172,083	$1,112,848	$868,146
Fixed charges	47,922	41,107	43,097	66,686	66,064
Amortization of capitalized interest	1,524	1,582	1,741	1,877	2,878
Deduct:
Interest capitalized	787	1,215	2,035	8,002	7,042
Minority interest in pretax income of subsidiaries that have not incurred fixed charges	2,286	3,725	3,970	11,315	11,903

Earnings, as defined	$567,110	$691,096	$1,210,916	$1,162,094	$918,143

COMPUTATION OF FIXED CHARGES:
Interest expensed and capitalized	$17,176	$12,166	$16,593	$40,733	$35,154
Amortized premiums, discounts and capitalized interest related to indebtedness	6,389	3,671	1,763	1,959	2,991
Estimate of interest within rental expense	24,357	25,270	24,741	23,994	27,919

Fixed charges, as defined	$47,922	$41,107	$43,097	$66,686	$66,064

Ratio of Earnings to Fixed Charges	11.83	16.81	28.10	17.43	13.90